October 23, 2012

The Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn.: Ms. Peggy Kim, Special Counsel

Re:	Helix BioMedix, Inc.
Schedule 13E-3
Filed September 11, 2012
File No. 005-80581
Preliminary Proxy Statement on Schedule 14A
Filed September 11, 2012
File No. 033-20897

Dear Ms. Kim:

On behalf of Helix BioMedix, Inc. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings, received by the Company by letter dated October 5, 2012. In this letter, we have recited the comments of the Staff set forth in the October 5, 2012 letter in italicized type, and followed each comment with the Company’s response.

Schedule 13E-3

Staff Comment No. 1:

1.
Please advise us as to what consideration was given to whether Mr. Frank Nickell and RBFSC Inc., are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3.  Alternatively, please revise the Schedule 13E-3 to include these parties as filing persons.  In this regard, we note that Mr. Frank Nickell and RBFSC own 42.4% of the outstanding common stock, will continue to own the same or a higher percentage after the reverse stock split and that the cash-out will be financed with a line of credit established by Mr. Frank Nickell.  For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

The Secretary
Securities and Exchange Commission
October 23, 2012

Company Response:

The Company agrees that Mr. Frank Nickell and RBFSC Inc. are affiliates of the Company given, as you note, that Mr. Frank Nickell and RBFSC collectively own 42.4% of the outstanding common stock of the Company.  In addition, the Company acknowledges that Mr. Frank Nickell had previously established a line of credit for the benefit of the Company.  However, it is the Company’s position that neither Mr. Frank Nickell nor RBFSC Inc. is or was, directly or indirectly, “engaged” in the going private transaction and, therefore, need not be filing persons on the Schedule 13E-3.  The Company’s analysis is as follows.

The Company acknowledges the Staff’s position in Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations (“Q&A 201.05”) with regard to what may constitute being “engaged in” a going private transaction.  Specifically, Q&A 201.05 addressed the issue of whether the senior management of an issuer that is going private should be deemed to be engaged in the going private transaction by virtue of their being in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 and the fact that management of the issuer-seller is essentially “on both sides” of the transaction.  Under those circumstances, the Commission has stated that the senior management may be deemed Schedule 13E-3 filing persons in connection with the going private transaction.

In addition, the Company understands that an affiliate from whom the issuer recommends that its stockholders accept a tender offer may be considered to be “engaged” in a going private transaction. Further, the Company understands that the issuer or an affiliate need not be the purchasing entity in a going private transaction to be considered “engaged” in the transaction.

However, the scenarios described above involve some action taken directly or indirectly by an affiliate which causes them to be deemed to be “engaged” in a going private transaction.  For example, being involved in the planning for or negotiations of a going private transaction by senior management, or being the offeror in a proposed tender offer that constitutes a going private transaction, may result in such party being deemed to be “engaged” in a going private transaction.  With regards to the proposed transaction, neither Mr. Frank Nickell nor RBFSC Inc. is senior management of the Company, nor do they hold a seat on the Company’s board of directors, and neither is engaged in a tender offer to purchase securities from the Company’s stockholders.  Instead, Mr. Frank Nickell and RBFSC Inc. will be subject to the proposed reverse stock split on the same terms and conditions as the other stockholders of the Company, and will be treated in exactly the same manner as the Company’s other affiliated and non-affiliated stockholders.

In connection with its consideration of whether to engage in a going private transaction, representatives of the Company did contact Mr. Frank Nickell on a preliminary basis to determine whether he was generally opposed to that type of transaction.  The Company felt that it would be prudent to determine whether the Company’s largest stockholder would likely vote for or against such a proposal before investing significant resources in pursuing a potential going private transaction.  However, following that general discussion, the Company had no further contact with Mr. Frank Nickell nor RBFSC Inc. regarding the proposed transaction.

The Secretary
Securities and Exchange Commission
October 23, 2012

In fact, neither Mr. Frank Nickell nor RBFSC Inc. was aware of the specifics of the proposed transaction in advance of the Company filing its preliminary proxy statement and Schedule 13E-3 on September 11, 2012, nor did they take any actions that would constitute being “engaged” in the going private transaction.  Specifically, neither Mr. Frank Nickell nor RBFSC Inc. was involved, directly or indirectly, in any of the following:  (a) determining which method to use to reduce the number of the Company’s outstanding record holders; (b) calculating the specific split ratio; (c) establishing the price per share to be used to cash out the fractional shares; (d) examining the advantages and disadvantages of the reverse stock split; (e) reviewing the fairness of the proposed transaction; (f) analyzing the effects of the reverse stock split; (g) evaluating the fairness opinion of Cascadia Capital; or (h) making a recommendation regarding the proposed transaction.  All of the actions described above were undertaken solely by the Company’s board of directors and the special committee formed to consider the Company’s going private alternatives.  At no point was Mr. Frank Nickell or RBFSC Inc. contacted or consulted regarding any of these specific matters.  As such, the scenarios described in Q&A 201.05 are not analogous to the proposed transaction.

Moreover, with respect to the line of credit established by Mr. Frank Nickell, such facility was put into place well in advance of the Company’s consideration of a potential going private transaction, and was solely intended at that time to serve as an alternative source of working capital financing to fund the Company’s ongoing business operations and protect against any future cash shortfalls, as Mr. Frank Nickell and RBFSC Inc. had done on numerous previous occasions through convertible debt and equity investments in the Company.  It is the Company’s intention to fund the expenses related to the proposed reverse stock split through its existing cash and cash generated from the Company’s operations.  However, in the event that the Company has insufficient cash on hand at any given time to cover such expenses or fund its ongoing operations, then it would be required to draw on the line of credit to obtain such funds.  The line of credit was not established to finance the going private transaction and, to the extent that the Company is required to borrow money from the line of credit, such funds would only be used to indirectly finance the transaction by replacing funds that would otherwise be used to finance the Company’s ongoing business operations.

Other than the guidance contained in Q&A 201.05, there is limited guidance (from the Commission or otherwise) as to when an affiliate is “engaged” in a going private transaction.  If the Staff or the Commission has any other guidance regarding when an affiliate is “engaged” in a going private transaction, the Company will take such guidance into consideration.

The Secretary
Securities and Exchange Commission
October 23, 2012

Further, the Company is not aware of an analogous situation where an affiliate of an issuer is automatically deemed to be “engaged” in a going private transaction solely because it is an affiliate of the issuer and nothing else.  If the Commission intended for all affiliates to be filing persons for purposes of Rule 13e-3 regardless of whether they were “engaged” in a going private transaction, the Commission would not also consider whether such affiliates are “engaged” in the transaction.  Instead, the Commission has consistently stated (including in Q & A 201.05) that there are two “separate but related” issues that are involved in the determination of “filing-person” status:  (1) whether the entities or persons are “affiliates” of the issuer within the scope of 13e-3(a)(1); and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.

Based on the analysis set forth above, the Company respectfully submits that although Mr. Frank Nickell and RBFSC are affiliates of the Company within the scope of 13e-3(a)(1), neither Mr. Frank Nickell nor RBFSC is or was, either directly or indirectly, “engaged” in the going private transaction and, therefore, should not be deemed to be “filing persons” on the Schedule 13E-3.

Staff Comment No. 2:

2.
Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981).  In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Helix, and this fact should be reflected in the disclosure.  In addition, be sure that each new filer signs the Schedule 13E-3.

Company Response:

Based on the Company’s response to Comment 1 above, the Company respectfully submits that there are no new filing persons to be added to the Company’s Schedule 13E-3.  Further, in light of the analysis set forth above in response to Comment 1, the Company believes it would not be reasonable or appropriate to require Mr. Frank Nickell or RBSCF Inc. to state whether they believe that the Company’s proposed transaction is procedurally and substantially fair to unaffiliated security holders.  As discussed above, neither Mr. Frank Nickell nor RBFSC Inc. was consulted about or involved in any manner in the determination of the specific terms and conditions of the proposed going private transaction.  Thus, it would not be reasonable for them to take a position on the fairness of the proposed transaction; instead, they will indicate their support (or not) of the going private transaction through their vote on the proposal as stockholders of the Company.

The Secretary
Securities and Exchange Commission
October 23, 2012

Staff Comment No. 3:

3.
We note the disclosure under Items 2 and 3 of the Schedule 13E-3.  Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3.  Refer to General Instruction G of Schedule 13E-3.  Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Company Response:

We have revised the disclosure as requested so that the information required under Items 2 and 3 of the Schedule 13E-3 appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

General

Staff Comment No. 4:

4.	Please revise the proxy statement and the proxy card to indicate that they are “preliminary” copies. Refer to Rule 14a-6(e)(1).

Company Response:

We have revised the proxy statement and the proxy card as requested to indicate that they are “preliminary” copies.

Voting Information, page 5

Staff Comment No. 5:

5.
We note that the directors and executive officers of Helix have indicated that they intend to vote their shares, representing approximately 6% of the outstanding shares, in favor of the reverse stock split.  On page 39, the beneficial ownership table reflects that director and executive officers own 9.4% of the outstanding shares.  Please revise or advise us.  Please also state whether Mr. Frank Nickell, Mr. David Nickell or RBFSC intend to vote in favor of the reverse stock split.

The Secretary
Securities and Exchange Commission
October 23, 2012

Company Response:

The Company respectfully advises the Staff that the amount of shares set forth in the beneficial ownership table were calculated in accordance with Rule 13d-3 of the Exchange Act and therefore include stock options held by the directors and executive officers that are currently exercisable or exercisable within 60 days of the date of such calculation.  With respect to the percentage of the outstanding shares that will be voted by the directors and executive officers in favor of the reverse stock split, the reference to 6% of the outstanding shares is correct in that this percentage reflects only the aggregate number of shares of common stock outstanding that are held by the directors and executive officers, and does not include stock options.

 We supplementally advise the Staff that the Company has no knowledge of whether Mr. Frank Nickell, Mr. David Nickell or RBFSC Inc. intends to vote in favor of the reverse stock split.  Although Mr. Beatty was initially informed by Mr. Nickell that he would not generally oppose a going private transaction by the Company, the Company has not consulted with Mr. Frank Nickell as to how he intends to vote on the proposed reverse stock split.  Moreover, given our responses to Comments 1 and 2 above, we respectfully submit that the Company should not be required to include a statement disclosing how Mr. Frank Nickell, Mr. David Nickell or RBFSC Inc. intend to vote with respect to the proposed reverse stock split.

Effects of the Reverse Stock Split, page 5

Staff Comment No. 6:

6.
Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal stockholders of public companies.  Please similarly revise the disclosure under “Effects of the Reverse Stock Split” on page 19.

Company Response:

We have revised the disclosure in the proxy statement under the heading “Effects of the Reverse Stock Split” to discuss the loss of the rights and protections that the federal securities laws provide to security holders and the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies.  However, because the Company was not previously subject to the reporting and short-swing profit provisions of Section 16 of the Exchange Act, we did not include a reference to the termination of these obligations in the revised disclosure.

The Secretary
Securities and Exchange Commission
October 23, 2012

Questions and Answers About the Reverse Stock Split and the Meeting, page 7

If I own fewer than 300 shares of Common Stock..., page 8

Staff Comment No. 7:

7.
Please revise throughout the document to clarify that given the limited trading in Helix’s common stock, stockholders may not be able to either to buy additional shares in order to own more than 300 shares and continue to be stockholder after the reverse stock split or to sell their shares in order to own 300 or fewer shares and be cashed-out.  Please similarly revise the last sentence of the second paragraph on page 17 under the “Procedural Fairness” section.

Company Response:

We have revised the disclosure throughout the proxy statement, including the last sentence of the referenced paragraph under the “Procedural Fairness” section, to clarify that given the limited trading in the Company’s common stock, stockholders may not be able either to buy additional shares in order to own more than 300 shares and continue to be a stockholder after the reverse stock split or to sell their shares in order to own 300 or fewer shares and be cashed-out.

What is the total cost of the Reverse Stock Split to Helix, page 10

Staff Comment No. 8:

8.
We note that $280,000 of the $300,000 cash requirement for the Reverse Stock Split consists of expenses for legal, accounting, financial advisory fees and other costs. Please revise your disclosure to describe these “other costs.”  In addition, please revise to include the estimated fees in the table on page 31.

Company Response:

We have revised the disclosure in the proxy statement to describe the “other costs” and to include the estimated fees in the table included in the section titled “Sources and Amounts of Funds and Expenses.”

The Secretary
Securities and Exchange Commission
October 23, 2012

Special Factors, page 12

Background of the Reverse Stock Split, page 12

Staff Comment No. 9:

9.
Please revise to describe each contact, meeting, or negotiation that took place regarding the reverse stock split, any alternative structures or transactions and the substance of the discussions or negotiations at each meeting.  Please identify any counsel, the members of management, and any principal stockholders who were present at each meeting.  Please describe the discussions between Cascadia Capital and management and the members of the Special Committee since July 10, 2012. Please also describe how the reverse stock split ratio and the consideration of $0.60 per share for Cashed-Out Stockholders were determined.

Company Response:

We have supplemented the disclosure in the proxy statement to describe each contact, meeting, or negotiation that took place regarding the reverse stock split, any alternative structures or transactions and the substance of the discussions or negotiations at each meeting.  In addition, we have revised the disclosure in the proxy statement to further describe the discussions between Cascadia Capital and management and the members of the Special Committee since July 10, 2012.  We also revised the disclosure to better describe how the reverse stock split ratio and the consideration of $0.60 per share for Cashed-Out Stockholders were determined.

Staff Comment No. 10:

10.
It appears that many of the factors cited in support of the reverse stock split have been present for some time.  Please revise your disclosure to describe the reasons for undertaking the reverse stock split at this particular time as opposed to another time in the company’s operating history.  Please refer to Item 1013(c) of Regulation M-A. This comment applies equally to the disclosure on page 13 discussing your reasons for proposing the reverse stock split.

Company Response:

We have revised the disclosure in the proxy statement to describe the reasons for undertaking the reverse stock split at this particular time as opposed to another time in the Company’s operating history.

The Secretary
Securities and Exchange Commission
October 23, 2012

Staff Comment No. 11:

11.
We note that the Special Committee met on June 21, 2012 and discussed a number of firms that could provide the Board with a fairness opinion and requested proposals from two of these firms.  Please revise to describe the method of selecting the financial advisor.  Refer to Item 1015(b)(3) of Regulation M-A.  For example, please describe why the Special Committee chose to request proposals from the two referenced firms in particular, and why the Special Committee chose to engage Cascadia Capital as opposed to the other firm.

Company Response:

We have revised the disclosure in the proxy statement to describe the factors that the Special Committee considered in reviewing firms that could render a fairness opinion, and why it chose to request proposals from the two referenced firms.  In addition, we have revised the disclosure to describe why the Special Committee chose to engage Cascadia Capital as opposed to the other firm.

Fairness of the Reverse Stock Split, page 15

Substantive Fairness, page 15

Staff Comment No. 12:

12.
We note that on pages 39-40, you state that the recent convertible note conversion price was $0.60 per share and that pursuant to the LOC Agreement, Helix agreed to use commercially reasonable efforts to consummate an equity financing at a price of at least $0.60 per share.  Please revise to address whether these recent indicators of price were considered by the board in its fairness determination.

Company Response:

We have revised the disclosure in the proxy statement to address whether the Board considered the recent indicators of price reflected in the LOC Agreement in its fairness determination.

Opinion of Financial Advisor, page 15

Staff Comment No. 13:

13.
We note that the board considered the Cascadia Capital fairness opinion in making its fairness determination. Please address how the board determined that the going private transaction was fair to unaffiliated Continuing Stockholders given that the Cascadia Capital fairness opinion was limited to the Cashed-Out Stockholders.

The Secretary
Securities and Exchange Commission
October 23, 2012

Company Response:

We have revised the disclosure in the proxy statement to clarify that the Special Committee and the Board relied on the Cascadia Capital fairness opinion in making its fairness determination solely with respect to the consideration to be paid to the Cashed-Out Stockholders and relied on the other factors described in the proxy statement to determine that the going private transaction was fair to Continuing Stockholders.

Going Concern Value, page 16

Staff Comment No. 14:

14.	Please revise to quantify the implied valuation range on a going concern basis that was considered by the Board.

Company Response:

We have revised the disclosure in the proxy statement to clarify that because each of Cascadia Capital’s valuation analyses assumed that the Company would continue operating as a going concern following the transaction, the Special Committee and the Board believed that a separate analysis based solely on the Company’s going concern value was unnecessary.  We have also revised the disclosure in the proxy statement to indicate that Cascadia Capital noted in its presentation to the Special Committee and the Board that given the inherent uncertain nature of the Company’s internal financial forecast, Cascadia Capital did not utilize or rely on any discounted cash flow analysis for valuation purposes.

Net Book Value and Liquidation Value, page 16

Staff Comment No. 15:

15.
We note that the Special Committee did not consider net book value because it is indicative of historical costs.  Please revise to further explain why net book value was not a material indicator.  Please also revise to discuss the Board’s consideration of net book value and liquidation value.

Company Response:

We have revised the disclosure in the proxy statement to further explain why net book value was not a material indicator and to discuss the Board’s consideration of net book value and liquidation value.

The Secretary
Securities and Exchange Commission
October 23, 2012

Alternatives Considered, page 18

Staff Comment No. 16:

16.
We note Helix’s “challenging financial conditions” and that under the LOC Agreement, Helix agreed to use reasonable commercial efforts to consummate an equity financing.  Please discuss whether an equity financing, sale, merger, or liquidation were considered as alternatives and if applicable, the reasons for rejecting each alternative.

Company Response:

We have revised the disclosure in the proxy statement to discuss whether an equity financing, sale, merger, or liquidation were considered as alternatives and if applicable, the reasons for rejecting each alternative.

Opinion of Cascadia Capital, page 24

Staff Comment No. 17:

17.
Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Revise to summarize any and all presentations made by Cascadia during the evaluation of the transaction and file any written materials, such as any board books or presentation materials, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits.  Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Company Response:

We have revised the disclosure in the proxy statement to incorporate substantially all of the presentation made by Cascadia Capital to the Special Committee and the Board as it related to Cascadia Capital’s valuation methodologies and analyses.  We have also disclosed that although Cascadia Capital conducted a discounted cash flow analysis based on the Company’s internal financial forecasts, given the lack of detail contained in such forecasts and their inherent uncertain nature, Cascadia Capital stated that it did not utilize or rely on the discounted cash flow analysis for valuation purposes.  Accordingly, and for the reasons described in response to Comment 19 below, we respectfully submit that the Company should not be required to revise the disclosure in the proxy statement to include the portion of Cascadia Capital’s presentation describing its discounted cash flow analysis, as that portion of the presentation also included a summary of the Company’s internal financial forecasts upon which the discounted cash flow analysis was based.

The Secretary
Securities and Exchange Commission
October 23, 2012

In addition, because we have revised the disclosure in the proxy statement to incorporate substantially all of Cascadia Capital’s presentation, and because Cascadia Capital’s presentation included a summary of the Company’s internal financial forecasts upon which its discounted cash flow analysis was based, we respectfully submit that the Company should not be required to file Cascadia Capital’s presentation as an exhibit to the Schedule 13E-3, again for the reasons described herein and in response to Comment 19 below.  The Company asserts that it has included all of the relevant information from Cascadia Capital’s presentation in the revised disclosure in the proxy statement, and that public disclosure of its internal financial forecasts (which are summarized in Cascadia Capital’s presentation) would not be helpful to stockholders but would more likely serve to confuse or mislead them (please see the response to Comment 19 below).

Staff Comment No. 18:

18.
Please revise your disclosure to indicate whether Cascadia Capital determined the amount of consideration to be paid or recommended the amount of consideration to be paid to Cashed-Out Stockholders.  Please refer to Item 1015(b)(5) of Regulation M-A.

Company Response:

We have revised the disclosure in the proxy statement to clarify that the Board determined the price of $0.60 per share to be paid to the Cashed-Out Stockholders based on the Company’s past financing transactions, and then relied on the fairness opinion of Cascadia Capital to the effect that this consideration was fair from a financial point of view to the Cashed-Out Stockholders.

Staff Comment No. 19:

19.
We note your disclosure on page 25 that as part of its documents reviewed, Cascadia Capital examined “financial forecasts.”  Please revise to disclose the financial forecasts that were reviewed by Cascadia Capital.

Company Response:

We supplementally advise the Staff that the only financial forecasts provided to Cascadia Capital by the Company consisted of an internal revenue and gross profit forecast, which did not consider revenue deferral or recognition, and did not include certain fixed costs.  The internal forecast was developed utilizing a “bottoms up” approach and reflects the Company’s predictions as to the results available to the Company under a certain hypothetical scenario.  This scenario, and the resulting budget, were based on a number of assumptions and generalizations made by the Company that may no longer be relevant.  Moreover, following interviews with the Company’s management, Cascadia Capital conducted its own independent analyses of this forecast, including addressing the Company’s fixed costs, performing sensitivity determinations and making certain refinements, for its own internal use in connection with the rendering of its fairness opinion.

The Secretary
Securities and Exchange Commission
October 23, 2012

Based on the numerous factors considered by Cascadia Capital in rendering its fairness opinion, of which the internal forecast was just one of many, the Company does not believe that disclosure of the specific quantitative information contained in its internal forecast would be helpful to the Company’s stockholders and would more likely serve to confuse or mislead its stockholders.  In fact, in connection with its fairness opinion, Cascadia Capital stated its belief that the projections provided by the Company gave insufficient detail to create a credible discounted cash flow for valuation purposes, and therefore Cascadia Capital did not give any weight to its discounted cash flow analysis in its assessment of the fairness of the consideration to be paid in connection with the reverse stock split.  In addition, given that the Company essentially remains an early stage company, has never generated significant revenues and continues to generate a deficit on an annual basis, the Company believes that its internal projections are inherently subjective and unreliable.  For this reason, among others, the Company has never previously publicly disclosed its internal projections or forecasts.

Consequently, based on the broad nature of the internal forecasts, their intrinsically uncertain nature and the fact that Cascadia Capital determined that such forecasts were not useful for valuation purposes, we respectfully submit that the Company should not be required to disclose such financial forecasts in the proxy statement.

Summary of Financial Analyses by Cascadia Capital, page 26

Staff Comment No. 20:

20.
As currently drafted, the discussion of Cascadia Capital’s financial analysis contains disclosure that does not provide a meaningful summary of the analyses performed. Please revise to describe what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. For each method of analysis, please revise to provide disclosure about the underlying data used in each analysis. Please include comparable information for the issuer if the financial advisor considered this information.  It may be useful if the information is disclosed in tabular format.  As part of the revisions, please describe the purpose of each analysis and why particular measures, multiples, rates, and ratios were chosen for analysis.  Refer to Item 1015(b)(6) of Regulation M-A.

The Secretary
Securities and Exchange Commission
October 23, 2012

Company Response:

We have revised the disclosure in the proxy statement to provide a more detailed description of the analysis conducted by Cascadia Capital, including how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. In addition, we have revised the disclosure in the proxy statement to provide, for each method of analysis, disclosure about the underlying data used in each analysis, including any comparable information considered by Cascadia Capital.  Finally, we also revised the disclosure in the proxy statement to further describe the purpose of each analysis and why particular measures, multiples, rates, and ratios were chosen for analysis.

Staff Comment No. 21:

21.
We note that Cascadia Capital compared certain financial and market information for Helix with that of selected publicly traded companies which Cascadia Capital deemed to be relevant.  Please describe the criteria for selecting the publicly traded companies, describe the reasons for excluding any selected companies from the analysis, and identify the selected companies.  Please also apply this comment to the data underlying the disclosure in the analysis of comparable transactions, private investments in comparable public companies, and comparable going private transactions.

Company Response:

We have revised the disclosure in the proxy statement to describe the criteria utilized by Cascadia Capital for selecting the publicly traded companies which it utilized to compare to certain of the Company’s financial and market information.  We have also revised the disclosure to provide the reasons for excluding any selected companies from the analysis and have identified the selected companies.  Finally, we have revised the disclosure in the proxy statement to apply this comment to the data underlying the disclosure in the analysis of comparable transactions, private investments in comparable public companies, and comparable going private transactions.

Staff Comment No. 22:

22.
We note that Cascadia Capital conducted such other financial studies, analyses and investigations, and considered such other information financial, economic and market criteria, as Cascadia Capital deemed necessary or appropriate.  Please revise your disclosure to describe these other “financial studies, analyses and investigations,” and “such other information financial, economic and market criteria.”

Company Response:

We have confirmed with Cascadia Capital that no other “financial studies, analyses and investigations” were conducted and no other “information financial, economic and market criteria” were considered in connection with its fairness opinion and have revised the disclosure in the proxy statement accordingly.

The Secretary
Securities and Exchange Commission
October 23, 2012

Sources and Amounts of Funds and Expenses, page 32

Staff Comment No. 23:

23.	Please revise to clarify that Helix has an LOC Agreement with Mr. Frank Nickell and that Mr. Frank Nickell has a letter of credit with JPMorgan Chase, as described on page 40.

Company Response:

We have revised the disclosure in the proxy statement to clarify that the Company has an LOC Agreement with Mr. Frank Nickell and that Mr. Frank Nickell has a letter of credit with JPMorgan Chase against which the Company may borrow funds.

Process for Payment for Fractional Shares Held by Cashed-Out Stockholders, page 33

Staff Comment No. 24:

24.
We note your statement, “We believe that no service charge, brokerage commission, or transfer tax will be payable by any Cashed-Out Stockholder in connection with the cash-out of shares in the Reverse Stock Split.”  Please revise your disclosure to describe any situations where service charges, brokerage commissions or transfer taxes may be payable.

Company Response:

We respectfully advise the Staff that the quoted statement is consistent with the Company’s belief – the Company is not aware of any situations where service charges, brokerage commissions or transfer taxes may be payable.  At the same time, the Company cannot affirmatively and unequivocally represent to stockholders that no such charges, commissions or taxes may be payable, since the Company acknowledges the possibility that individual brokers and agents may have their own applicable fees of which the Company is not aware.  We have revised the disclosure in the proxy statement to clarify the Company’s position and to recommend to stockholders that they contact their own broker or agent to determine if there are any applicable fees in connection with the proposed transaction.

Security Ownership of Certain Beneficial Owners and Management, page 38

Staff Comment No. 25:

25.	Please update this information as of a more recent date and include ownership information after the reverse stock split.

The Secretary
Securities and Exchange Commission
October 23, 2012

Company Response:

We have revised the disclosure in the proxy statement to update the information in the beneficial ownership table as of a more recent date and to include ownership information after the reverse stock split.

Staff Comment No. 26:

26.	Please revise to describe any relationship between Mr. David Nickell and Mr. Frank Nickell, or advise us. Please also revise to clarify the references to Mr. Nickell throughout your document.

Company Response:

We have revised the disclosure in the proxy statement to describe the relationship between Mr. David Nickell and Mr. Frank Nickell and to clarify the references to Mr. Frank Nickell throughout the proxy statement.

Staff Comment No. 27:

27.	Please revise to include RBFSC Inc. in the beneficial ownership table and include a footnote that identifies the natural persons who control RBFSC.

Company Response:

We have revised the disclosure in the proxy statement to include RBFSC Inc. in the beneficial ownership table and include a footnote that identifies the natural persons who control RBFSC.

Solicitation of Proxies, page 40

Staff Comment No. 28:

28.
We note your disclosure that “directors, officers and employees” may solicit proxies.  Please identify the class of employees that will be used in connection with the transaction.  Please refer to Item 1009(b) of Regulation M-A.

Company Response:

We have revised the disclosure in the proxy statement to clarify that only our directors and executive officers may solicit proxies in connection with the transaction.

The Secretary
Securities and Exchange Commission
October 23, 2012

Staff Comment No. 29:

29.
We note that in addition to solicitation by mail, your directors, officers and other employees may contact stockholders by telephone, email, in person or otherwise to request their proxy.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, over the internet, television or radio must be filed under the cover of Schedule 14A.  Please refer to Rule 14a-6(b) and (c).  Please supplementally confirm your understanding.

Company Response:

We hereby confirm to the Staff our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, over the internet, television or radio, must be filed under the cover of Schedule 14A.

Voting Procedures, page 41

Staff Comment No. 30:

30.
We note that stockholders may vote by telephone or via the internet by following the instructions on the proxy card.  However, we also note that no instructions to vote by telephone or via the internet are provided on the proxy card.  Accordingly, please revise the proxy card to provide instructions to vote by telephone or via the internet.

Company Response:

We have revised the proxy card to provide instructions to vote by telephone or via the internet.

Revocability of Proxies, page 41

Staff Comment No. 31:

31.	Please revise this section to provide the address to which any stockholder who wishes to revoke a proxy may send an instrument of revocation or later dated proxy.

Company Response:

We have revised the disclosure in the proxy statement to provide the address to which any stockholder who wishes to revoke a proxy may send an instrument of revocation or later dated proxy.

The Secretary
Securities and Exchange Commission
October 23, 2012

Incorporation of Certain Documents by Reference, page 49

Staff Comment No. 32:

32.
We note that it does not appear that Helix is eligible to incorporate by reference.  Refer to Item 12(f) and Item 13(a) and (b)(2) of Schedule 14A.  Please append the Form 10-K and Forms 10-Q to the proxy statement.

Company Response:

We have revised the proxy statement to append the Form 10-K and Form 10-Q to the proxy statement.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all correspondence, notices and orders issued with respect to this matter to the undersigned. If you would like to discuss this matter by telephone, my direct line is (206) 676-7064.

Sincerely, Summit Law Group, a professional limited liability company /s/ Mark F. Worthington Mark F. Worthington

cc:           R. Stephen Beatty (Helix BioMedix, Inc.)